UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*



                         Eagle Pacific Industries, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   269710 10 0
              ----------------------------------------------------
                                 (CUSIP Number)

                                William H. Spell
                      333 South Seventh Street, Suite 2430
                          Minneapolis, Minnesota 55402
                                 (612) 371-9650
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               February 23, 1998
     -----------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 11 Pages

--------------------------------------------------------------------------------
CUSIP No.  269710 10 0                                 Page 2 of 11 Pages
--------------------------------------------------------------------------------
 1           NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE
             PERSON (ENTITIES ONLY)
             William H. Spell
 ----------- -------------------------------------------------------------------
 2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                       (a) [X ]
                                                                       (b) [  ]
 ----------- -------------------------------------------------------------------
 3           SEC USE ONLY

 ----------- -------------------------------------------------------------------
 4           SOURCE OF FUNDS (SEE INSTRUCTIONS)
             PF
 ----------- -------------------------------------------------------------------
 5           CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
             ITEMS 2(d) or 2(e)                         [ ]

 ----------- -------------------------------------------------------------------
 6           CITIZENSHIP OR PLACE OF ORGANIZATION
             USA
 ------------------------ --------- --------------------------------------------
    NUMBER OF    7         SOLE VOTING POWER
     SHARES                476,034 (includes 210,000 shares obtainable
  BENEFICIALLY             upon exercise of stock options)
    OWNED BY     --------- -----------------------------------------------------
      EACH       8         SHARED VOTING POWER
    REPORTING
     PERSON                51,929
      WITH
                 --------- -----------------------------------------------------
                 9         SOLE DISPOSITIVE POWER
                           476,034 (includes 210,000 shares obtainable upon
                           exercise of stock options)
                 --------- -----------------------------------------------------
                 10        SHARED DISPOSITIVE POWER
                           51,929
 ----------- -------------------------------------------------------------------
 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 527,963 (includes 210,000 shares obtainable upon exercise of stock options)
 ----------- -------------------------------------------------------------------
 12          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
             (SEE INSTRUCTIONS)                                             [X]
             Excludes shares beneficially owned by the other members of the group, as to which Reporting Person disclaims beneficial ownership.
 ----------- -------------------------------------------------------------------
 13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             7.4%
 ----------- -------------------------------------------------------------------
 14          TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
             IN
 ----------- -------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No.  269710 10 0                                 Page 3 of 11 Pages
--------------------------------------------------------------------------------

 ----------- -------------------------------------------------------------------
 1           NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE
             PERSON (ENTITIES ONLY)
             Harry W. Spell
 ----------- -------------------------------------------------------------------
 2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                      (a) [X]
                                                                      (b) [ ]
 ----------- -------------------------------------------------------------------
 3           SEC USE ONLY

 ----------- -------------------------------------------------------------------
 4           SOURCE OF FUNDS (SEE INSTRUCTIONS)
             PF
 ----------- -------------------------------------------------------------------
 5           CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
             ITEMS 2(d) or 2(e)                                            [ ]
 ----------- -------------------------------------------------------------------
 6           CITIZENSHIP OR PLACE OF ORGANIZATION
             USA
 ------------------------ --------- --------------------------------------------
   NUMBER OF   7         SOLE VOTING POWER     326,832 (includes 45,000 shares
    SHARES               obtainable upon exercise of stock options)
 BENEFICIALLY
   OWNED BY
               --------- -------------------------------------------------------
     EACH      8         SHARED VOTING POWER
   REPORTING
    PERSON               30,500
     WITH
               --------- -------------------------------------------------------
               9         SOLE DISPOSITIVE POWER     326,832 (includes 45,000
                         shares obtainable upon exercise of stock options)
               --------- -------------------------------------------------------
               10        SHARED DISPOSITIVE POWER
                         30,500
 ----------- -------------------------------------------------------------------
 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 357,332 (includes 45,000 shares obtainable upon exercise of stock options)
 ----------- -------------------------------------------------------------------
 12          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
             (SEE INSTRUCTIONS)                                            [X]
             Excludes shares beneficially owned by the other members of the group, as to which Reporting Person disclaims beneficial ownership.
 ----------- -------------------------------------------------------------------
 13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             5.2%
 ----------- -------------------------------------------------------------------
 14          TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
             IN
 ----------- -------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No.  269710 10 0                                 Page 4 of 11 Pages
--------------------------------------------------------------------------------

 ----------- ------------------------------------------------------------------
 1           NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE
             PERSON (ENTITIES ONLY)
             Bruce A. Richard
 ----------- -------------------------------------------------------------------
 2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                       (a) [X]
                                                                       (b) [ ]
 ----------- -------------------------------------------------------------------
 3           SEC USE ONLY

 ----------- -------------------------------------------------------------------
 4           SOURCE OF FUNDS (SEE INSTRUCTIONS)
             PF
 ----------- -------------------------------------------------------------------
 5           CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
             ITEMS 2(d) or 2(e)                                             [ ]

 ----------- -------------------------------------------------------------------
 6           CITIZENSHIP OR PLACE OF ORGANIZATION
             USA
 ------------------------ --------- --------------------------------------------
        NUMBER OF         7         SOLE VOTING POWER
         SHARES                     146,597 (includes 25,000 shares obtainable
      BENEFICIALLY                  upon exercise of stock options)
        OWNED BY
                          --------- --------------------------------------------
          EACH            8         SHARED VOTING POWER
        REPORTING
         PERSON                     0
          WITH
                          --------- --------------------------------------------
                          9         SOLE DISPOSITIVE POWER    146,597 (includes
                                    25,000 shares obtainable upon exercise of
                                    stock options)
                          --------- --------------------------------------------
                          10        SHARED DISPOSITIVE POWER
                                    0
 ----------- -------------------------------------------------------------------
 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 146,597 (includes 25,000 shares obtainable upon exercise of stock options)
 ----------- -------------------------------------------------------------------
 12          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
             (SEE INSTRUCTIONS)                                            [X]
             Excludes shares beneficially owned by the other members of the group, as to which Reporting Person disclaims beneficial ownership
 ----------- -------------------------------------------------------------------
 13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             2.1%
 ----------- -------------------------------------------------------------------
 14          TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
             IN
 ----------- -------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No.  269710 10 0                             Page 5 of 11 Pages
--------------------------------------------------------------------------------

 ----------- -------------------------------------------------------------------
 1           NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE
             PERSON (ENTITIES ONLY)
             Richard W. Perkins
 ----------- -------------------------------------------------------------------
 2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                       (a) [X]
                                                                       (b) [ ]
 ----------- -------------------------------------------------------------------
 3           SEC USE ONLY

 ----------- -------------------------------------------------------------------
 4           SOURCE OF FUNDS (SEE INSTRUCTIONS)
             PF
 ----------- -------------------------------------------------------------------
 5           CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
             ITEMS 2(d) or 2(e)                                            [ ]
 ----------- -------------------------------------------------------------------
 6           CITIZENSHIP OR PLACE OF ORGANIZATION
             USA
 ------------------------ --------- --------------------------------------------
   NUMBER OF  7         SOLE VOTING POWER
    SHARES              151,942 (includes 25,000 shares obtainable upon
 BENEFICIALLY           exercise of stock options)
   OWNED BY
              --------- --------------------------------------------------------
     EACH     8         SHARED VOTING POWER
   REPORTING
    PERSON              0
     WITH
              --------- --------------------------------------------------------
              9         SOLE DISPOSITIVE POWER      151,942 (includes 25,000
                        shares obtainable  upon exercise of stock options)
              --------- --------------------------------------------------------
              10        SHARED DISPOSITIVE POWER
                        0
 ----------- -------------------------------------------------------------------
 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 151,942 (includes 25,000 shares obtainable upon exercise of stock options)
 ----------- -------------------------------------------------------------------
 12          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
             (SEE INSTRUCTIONS)                                             [X]
             Excludes shares beneficially owned by the other members of the group, as to which Reporting Person disclaims beneficial ownership.
 ----------- -------------------------------------------------------------------
 13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             2.2 %
 ----------- -------------------------------------------------------------------
 14          TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
             IN
 ----------- -------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

     This  filing  relates to Common  Stock,  $.01 par value,  of Eagle  Pacific
Industries,   Inc.  (the  "Issuer"),  333  South  Seventh  Street,  Minneapolis,
Minnesota 55402.

ITEM 2.  IDENTITY AND BACKGROUND.

     Set forth below is the following information with respect to each of the persons filing this Schedule 13D (together the "Reporting Persons"): (a) name;
(b) residence or business address; (c) principal occupation and name, business and address of employer; (d) information concerning criminal convictions during the last five years; (e) information concerning civil or administrative proceedings under state or federal securities laws; and (f) citizenship.

    I.
    (a)  William H. Spell
    (b) Eagle Pacific Industries, Inc., 333 South Seventh Street, Minneapolis, MN 55402.
    (c)  Chief Executive Officer of Eagle Pacific Industries, Inc.,
         333 South Seventh Street, Minneapolis, MN 55402.
    (d) Mr. Spell has not during the last five years been convicted in a criminal proceeding. (e) See footnote (1) below.
    (f)  United States.

    II.
    (a)  Harry W. Spell
    (b)  5735 Long Brake Circle, Edina, MN 55439.
    (c) Chairman of the Board of Eagle Pacific Industries, Inc., 333 South Seventh Street, Minneapolis, MN 55402.
    (d) Mr. Spell has not during the last five years been convicted in a criminal proceeding. (e) See footnote (1) below.
    (f)  United States.

    III.
    (a)  Bruce A. Richard
    (b)  2458 Farrington Circle, Roseville, MN 55113.
    (c) Vice Chairman of Eagle Pacific Industries, Inc., 333 South Seventh Street, Minneapolis, MN 55402.
    (d) Mr. Richard has not during the last five years been convicted in a criminal proceeding.
    (e)  See footnote (1) below.
    (f)  United States.

    IV.
    (a)  Richard W. Perkins
    (b)  730 East Lake Street, Wayzata, MN 55391.
    (c) President of Perkins Capital Management, Inc., 730 East Lake Street, Wayzata, MN 55391.
    (d) Mr. Perkins has not during the last five years been convicted in a criminal proceeding.
    (e)  See footnote (1) below.
    (f)  United States.

(1) During the last five years, none of the Reporting Persons was a party to any civil proceeding as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Information with respect to each of the Reporting Persons is given solely by such Report Person and no Reporting Person shall have responsibility for the accuracy or completeness of information supplied by another Reporting Person.

     The Reporting Persons are filing this Schedule 13D because such Reporting Persons may be deemed to be members of a group for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended. Each Reporting Person disclaims beneficial ownership of any Common Stock beneficially owned by another Reporting Person.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The Reporting Persons have previously acquired and may in the future acquire shares of the Issuer's Common Stock from the Issuer in private placements or upon exercise of options, or in open market or private transactions, using personal funds. Shares held by Perkins Capital Management, Inc. (a registered investment advisor), over which Richard W. Perkins exercises investment power, have been or will be acquired with clients' funds.

ITEM 4.  PURPOSE OF TRANSACTION.

     The Reporting Persons are all currently members of the Board of Directors of the Issuer and have been since 1992. One of the Reporting Persons is currently the Chairman, one is the Vice Chairman and one is the CEO of the Issuer. The Reporting Persons have been involved together in other companies and bring a variety of skills and expertise to the Issuer. The Reporting Persons have individually acquired securities of the Issuer from the Issuer and in open market transactions and each of them individually anticipates that he will acquire additional securities of the Issuer in the future. The Reporting Persons have entered into an agreement which requires that a majority of them approve any sale of securities of the Issuer by any of the Reporting Persons. This agreement is designed to keep all of the Reporting Persons interested and focused on the long term success of the Issuer and recognizes that each of the Reporting Persons contributes specific expertise to the Issuer through their positions as Directors and/or officers. The agreement does not require that the Reporting Persons vote their shares in any specific manner nor act in concert in connection with any purchase or sale of securities of the Issuer.

     The Reporting Persons have no present intention of changing the Board of Directors, management or business of the Issuer or of making any other material change in the Issuer.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) William H. Spell beneficially owns 527,963 shares of the Issuer's Common Stock, representing 7.4% of the shares which would be outstanding assuming exercise of all options held by Mr. Spell. Of the shares beneficially held, 21,429 shares are held by Mr. Spell's wife, 30,500 shares are held by the Spell Family Foundation, and 210,000 shares may be acquired upon exercise of currently exercisable options. Mr. Spell has (i) sole voting and investment power over the 266,034 shares and 210,000 options held by him, (ii) shared voting and investment power with his wife over the shares held by her, and (iii) shared voting and investment power with Harry W. Spell over the shares held by the Spell Family Foundation.

     (b) Harry W. Spell beneficially owns 357,332 shares of the Issuer's Common Stock, representing 5.2% of the shares which would be outstanding assuming exercise of all options held by Mr. Spell. Of the shares beneficially held, 30,500 shares are held by the Spell Family Foundation and 45,000 shares may be acquired upon exercise of currently exercisable options. Mr. Spell has (i) sole voting and investment power over the 281,832 shares and 45,000 options held by him and (ii) shared voting and investment power with William H. Spell over the 30,500 shares held by the Spell Family Foundation.

     (c) Bruce A. Richard beneficially owns 146,597 shares of the Issuer's Common Stock, representing 2.1% of the shares which would be outstanding assuming exercise of all options held by Mr. Richard. Of the shares beneficially held, 45,000 shares may be acquired upon exercise of currently exercisable options. Mr. Richard has sole voting and investment power over the 101,597 shares and 45,000 options held by him.

     (d) Richard W. Perkins  beneficially  owns  151,942  shares of the Issuer's
Common Stock, representing 2.2% of the shares which would be outstanding assuming exercise of all options held by Mr. Perkins. Of the shares beneficially held, 11,429 shares are held in a Profit Sharing Trust for Mr. Perkins benefit and 25,000 shares may be acquired upon exercise of currently exercisable options. Mr. Perkins has sole voting and investment power over the 115,513 shares and 25,000 options held by him and the 11,429 shares held by the Profit Sharing Trust.

     The following transactions in the Issuer's Common Stock were effected during the past sixty days:

     (a) On January 29, 1998, William H. Spell exercised an option to purchase 15,000 shares of the Issuer's Common Stock at an exercise price of $2.00 per share and on February 23, 1998, Mr. Spell exercised an option to purchase 125,000 shares of the Issuer's Common Stock an exercise price of $.34375 per share.

     (b) On January 29, 1998, Harry W. Spell exercised an option to purchase 15,000 shares of the Issuer's Common Stock at an exercise price of $2.00 per share and on February 23, 1998, Mr. Spell exercised an option to purchase 125,000 shares of the Issuer's Common Stock an exercise price of $.34375 per share.

     (c) On January 30,1998, Bruce A. Richard exercised an option to purchase 15,000 shares of the Issuer's Common Stock at an exercise price of $2.00 per share.

     (d) On January 16, 1998, Richard W. Perkins disposed of 24,000 shares of the Issuer's Common Stock by gift and on February 1, 1998, Mr. Perkins exercised an option to purchase 15,000 shares of the Issuer's Common Stock at an exercise price of $2.00 per share.

     (e) On April 6, 1998, Bruce A. Richard exercised an option to purchase 20,000 shares at an exercise price of $1.75 per share.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATION-SHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The Reporting Persons have entered into an agreement which requires that a majority of them approve any sale of securities of the Issuer by any of the Reporting Persons.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     1. Team Agreement.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  Dated:  April 27, 1998.                    /s/ William H. Spell
                                             William H. Spell


                                             /s/ Harry W. Spell
                                             Harry W. Spell


                                             /s/ Bruce A. Richard
                                             Bruce A Richard


                                             /s/ Richard W. Perkins
                                             Richard W. Perkins

                                  EXHIBIT INDEX




Exhibit Number                      Description
--------------                      -----------

   1                                Team Agreement